UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                             MEDIABUS NETWORKS, INC.
                             _______________________
                                (Name of Issuer)


                                  Common Stock
                         ______________________________
                         (Title of Class of Securities)


                                  58446 W 10 9
                                 ______________
                                 (CUSIP Number)

                          Mercator Advisory Group, LLC
                      555 South Flower Street, Suite 4500
                             Los Angeles, CA 90071
               _________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 12, 2003
              _____________________________________________________
             (Date of Event Which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 58446 W 10 9                                        Page 2 of 11 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
     1
            Mercator Momentum Fund, L.P. ("Momentum Fund")
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    | |
                                                                      (b)    |X|
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            8     SHARED VOTING POWER
    REPORTING
      PERSON                 807,882
       WITH        -------------------------------------------------------------
   BENEFICIALLY
     OWNED BY          9     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
      PERSON       -------------------------------------------------------------
       WITH
                      10     SHARED DISPOSITIVE POWER

                             807,882
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            807,882
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    12      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 58446 W 10 9                                        Page 3 of 11 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
     1
            Mercator Focus Fund, L.P. ("Focus Fund")
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    | |
                                                                      (b)    |X|
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            8     SHARED VOTING POWER
    REPORTING
      PERSON                 5,251,236
       WITH        -------------------------------------------------------------
   BENEFICIALLY
     OWNED BY          9     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
      PERSON       -------------------------------------------------------------
       WITH
                      10     SHARED DISPOSITIVE POWER

                             5,251,236
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,251,236
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    12      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 58446 W 10 9                                        Page 4 of 11 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
     1
            Mercator Momentum Fund III, L.P. ("Momentum Fund III")
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    | |
                                                                      (b)    |X|
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            8     SHARED VOTING POWER
    REPORTING
      PERSON                 673,235
       WITH        -------------------------------------------------------------
   BENEFICIALLY
     OWNED BY          9     SOLE DISPOSITIVE POWER
       EACH
    REPORTING                0
      PERSON       -------------------------------------------------------------
       WITH
                      10     SHARED DISPOSITIVE POWER

                             673,235
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            673,235
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    12      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.7%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 58446 W 10 9                                        Page 5 of 11 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
     1
            Mercator Advisory Group, LLC ("MAG")
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    | |
                                                                      (b)    |X|
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            AF
--------------------------------------------------------------------------------
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            California
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            8     SHARED VOTING POWER
    REPORTING
      PERSON                 6,732,353, all of which are held by Momentum
       WITH         Fund, Focus Fund and Momentum Fund III (the "Funds").  MAG
   BENEFICIALLY     is the general partner of each of the Funds.
     OWNED BY      -------------------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                 0
       WITH        -------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             6,732,353, all of which are held by the Funds.  MAG
                    is the general partner of each of the Funds.
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,732,353
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    12      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 58446 W 10 9                                        Page 6 of 11 Pages
--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):
     1
            David F. Firestone ("Firestone")
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    | |
                                                                      (b)    |X|
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            AF, 00
--------------------------------------------------------------------------------
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
      SHARES                 581,143
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY
       EACH            8     SHARED VOTING POWER
    REPORTING
      PERSON                 6,732,353, all of which are held by the Funds.
       WITH         Firestone is the Managing Member of MAG.
   BENEFICIALLY
     OWNED BY      -------------------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                 0
       WITH        -------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             6,732,353, all of which are held by the Funds.
                    Firestone is the Managing Member of MAG.
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,313,496
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           |_|
--------------------------------------------------------------------------------
    12      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

This statement relates to shares of common stock, par value $0.0000303 per share, of MediaBus Networks, Inc., a Florida corporation (the "Issuer"). The principal executive office of the Issuer is located at 755 W. Big Beaver Road, Suite 1700, Troy, Michigan 48084.

Item 2.  Identity and Background

(a) (c), (f) The Funds are private investment limited partnerships organized under California law. The general partner of the Funds is MAG, a California limited liability company. MAG is an investment advisor. The managing member of MAG is David F. Firestone, a citizen of the United States. The address for the Funds, MAG and Firestone is 555 South Flower Street, Suite 4500, Los Angeles, CA 90071 (the Funds, MAG and Firestone are collectively referred to as the "Reporting Parties").

(d) and (e) During the last five years,  none of the Reporting Parties have been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Each of the three Funds raised its capital by selling limited partnership interests in a private placement to purchasers who were "accredited" investors for purposes of Rule 501 of Regulation D under the Securities Act of 1933 and "qualified clients" within the meaning of Rule 205 3(d) under the Investment Advisors Act of 1940, as amended.

On February 12, 2003 pursuant to a Securities Purchase Agreement the Funds purchased from the Issuer 6.5% Secured Convertible Debentures ("Debentures") in the principal amount of $2 million. The Funds also received warrants to purchase shares of the Issuer's common stock ("Warrants"). The Debentures may be converted at any time into shares of common stock at a price which is the lower of: (a) $0.34 or (b) 85% of the average of the lowest three inter day trading prices during the 20 trading days prior to the conversion date. For purposes of this filing, the Funds have used a conversion price of $0.34 a share. Assuming all $2 million of the Debentures were converted, the Funds would receive 5,882,353 shares of the Issuer's common stock.

The Funds also received Warrants to acquire a total of 850,000 shares of the Issuer's common stock. Each Warrant is immediately exercisable. If the Funds were to convert all of the Debentures and exercise all of the Warrants they would collectively own 6,732,353 shares or 6.5% of the Issuer's common stock.

Item 4.  Purpose of  Transaction

The Funds purchased the Debentures and the Warrants for investment purposes. MAG and the Funds have no present intention to acquire any additional shares of common stock other than the shares issuable upon the conversion of the Debentures and the exercise of the Warrants.

                               Page 7 of 11 Pages

Firestone received 581,143 shares for providing consulting services to the Issuer. Firestone has no present intention of acquiring any additional shares of common stock. Three other employees or affiliates of MAG received a total of 2,324,571 shares of the Issuer's common stock for providing consulting services.

Item 5.  Interest in Securities of the Issuer

(a) and (b) As of the close of business  on February  12,  2003,  the  Reporting
Parties collectively owned 7,313,496 shares representing a total ownership percentage of 7.1%. The number of shares and ownership percentages of the Reporting Persons are set forth opposite their names below:

                                No. of          Ownership
Reporting Party                 Shares*         Percentage*
---------------                 -------         -----------
Momentum Fund                   807,882                0.8%
Focus Fund                    5,251,236                5.1%
Momentum Fund III               673,235                0.7%
MAG**                         6,732,353                6.5%
Firestone***                    581,143                0.6%

* Assumes all of the Debentures are converted and that all of the Warrants are exercised.

** MAG is the general partner of the Momentum Fund, Focus Fund and Momentum Fund III. All three of the Funds share voting and dispositive power with MAG and Firestone with respect to the 6,732,353 shares owned by the Funds.

*** Firestone is the managing member of MAG. Firestone is also the beneficial owner of 581,143 shares of common stock over which he exercises sole voting and dispositive power.

(c) Firestone acquired the 581,143 shares of the common stock of the Issuer held personally by him on February 11, 2003, as consideration for providing consulting services to the Issuer. The Funds acquired the Debentures and the Warrants on February 12, 2003, pursuant to a Securities Purchase Agreement among the Issuer, a subsidiary of the Issuer and the Funds.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the issuance of the Debentures to the Funds, the three principal shareholders of the Issuer (each, a "Shareholder") entered into Pledge and Payment Guaranty Agreements in favor of MAG acting as agent for the Funds. The number of shares owned by each Shareholder is set forth opposite his name, representing the percentage ownership set forth below.

                                No. of          Percentage
Shareholder                     Shares          Ownership*
-----------                     ------          ----------
Craig A. Vanderburg         35,476,341               36.6%
John W. Burcham             35,476,341               36.6%
James E. Baiers              7,881,749                8.1%

*The percentage ownership assumes that none of the Debentures have been converted into shares of common stock and none of the Warrants have been exercised.

The terms of the Securities Purchase Agreement regarding the issuance of the Debentures require the Issuer to file a registration statement registering all of the shares issuable upon conversion of the Debentures and exercise of the Warrants.

                               Page 8 of 11 Pages

All of the 581,143 shares issued to Firestone have been registered by the Issuer on a Registration Statement filed with the SEC on February 11, 2003 pursuant to a commitment made by the Issuer to Firestone in connection with the issuance of the shares.

Item 7. Material to Be Filed as Exhibits

Attached as Exhibit A is a copy of the Joint Filing Agreement executed by the Reporting Persons pursuant to Section 240.13d-1(k).

                                    SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Date: March 26, 2003                   /s/ David F. Firestone
                                       _________________________________________
                                       David F. Firestone


Date: March 26, 2003                   MERCATOR ADVISORY GROUP, LLC


                                       By: /s/ David F. Firestone
                                           _____________________________________
                                           David F. Firestone, Managing Member


Date: March 26, 2003                   MERCATOR MOMENTUM FUND, L.P.

                                       By: MERCATOR ADVISORY GROUP, LLC,
                                           its general partner


                                       By: /s/ David F. Firestone
                                           ____________________________________
                                           David F. Firestone, Managing Member


Date: March 26, 2003                   MERCATOR FOCUS FUND, L.P.

                                       By: MERCATOR ADVISORY GROUP, LLC,
                                           its general partner


                                       By: /s/ David F. Firestone
                                           ____________________________________
                                           David F. Firestone, Managing Member


Date: March 26, 2003                   MERCATOR MOMENTUM FUND III, L.P.

                                       By: MERCATOR ADVISORY GROUP, LLC,
                                           its general partner


                                       By: /s/ David F. Firestone
                                           ____________________________________
                                           David F. Firestone, Managing Member

                               Page 9 of 11 Pages

                                  EXHIBIT INDEX

Exhibit A                  Agreement of Joint Filing















































                         Page 10 of 11 Pages

                                    EXHIBIT A
                                    ---------

                            AGREEMENT OF JOINT FILING


The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the Schedule 13D, dated March 26, 2003, containing the information required by Schedule 13D, for the shares of Common Stock issuable upon the conversion of certain Debentures and the exercise of certain Warrants of MediaBus Networks, Inc. held by Mercator Momentum Fund, L.P., Mercator Focus Fund, L.P., Mercator Momentum Fund III, L.P., Mercator Advisory Group, LLC, and David F. Firestone and such other holdings as may be reported therein. Page 10 of 10 Pages


Date: March 26, 2003                   /s/ David F. Firestone
                                       _________________________________________
                                       David F. Firestone


Date: March 26, 2003                   MERCATOR ADVISORY GROUP, LLC


                                       By: /s/ David F. Firestone
                                           _____________________________________
                                           David F. Firestone, Managing Member


Date: March 26, 2003                   MERCATOR MOMENTUM FUND, L.P.

                                       By: MERCATOR ADVISORY GROUP, LLC,
                                           its General Partner


                                       By: /s/ David F. Firestone
                                           ____________________________________
                                           David F. Firestone, Managing Member


Date: March 26, 2003                   MERCATOR FOCUS FUND, L.P.

                                       By: MERCATOR ADVISORY GROUP, LLC,
                                           its General Partner


                                       By: /s/ David F. Firestone
                                           ____________________________________
                                           David F. Firestone, Managing Member


Date: March 26, 2003                   MERCATOR MOMENTUM FUND III, L.P.

                                       By: MERCATOR ADVISORY GROUP, LLC,
                                           its General Partner


                                       By: /s/ David F. Firestone
                                           ____________________________________
                                           David F. Firestone, Managing Member